Room 3106, Building B s #39 East 3rd Ring Middle Road s Chaoyang District s

Beijing 100022 s People’s Republic of China s (+86) 105869-3011

March 16, 2015

Susan Block, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shineco, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted December 18, 2014

CIK No. 0001300734

Dear Ms. Block:

On behalf of Shineco, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated January 7, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned Draft Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed one clean copy and two redlined copies of the Amendment for your review.

General

1.	The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

We acknowledge the comment and have revised the Registration Statement to include updated financial statements that comply with Rule 8-08 of Regulation S-X.

Prospectus Cover Page

2.	We note your response to our prior comment 4 and reissue the comment. Please state the date the offering will end. Indicate if there may be extensions to the offering and, if so, the duration of such extensions. Refer to Exchange Act Rule 10b-9 and Item 501(b)(8)(iii) of Regulation S-K.

We acknowledge the comment and have revised the Registration Statement on the cover page with the language below that indicates a date the offering will end.

Susan Block, Attorney Advisor

March 16, 2015

This offering will remain open until the earlier of: (i) a date mutually acceptable to us and our placement agents after which at least $8,000,000 of our common stock is sold (the minimum offering); (ii) such time as $10,000,000 of our common stock is sold (the maximum offering) or (iii) , 2015, subject to extension upon agreement with the placement agents.

We have made similar revisions throughout the Registration Statement indicating the date the offering will end.

Prospectus Summary, page 1

3.	We note your response to our prior comment 5. Please disclose that the McKinsey & Co. projection you cite was published in 2012.

We acknowledge the comment and have revised the Registration Statement to disclose that the McKinsey & Co. projection you cite was published in 2012. The new disclosure is found on page 1 and reads as follows:

In a report published in 2012, McKinsey & Co. projected that China’s healthcare spending could grow to $1 trillion by 2020.

The Offering, page 6

4.	We note your response to our prior comments 6 and 7. From your response and your disclosure, it appears that the number of placement agent warrants to be issued to the placement agent will be determined at the closing date, based on the results of the best efforts offering and a percentage of common stock sold in the offering. We also note the aggregate offering price for the placement agent warrants and underlying shares is currently blank in the fee table. Please provide us with your analysis regarding how you can register that part of the transaction now, without indicating the amount of placement agent warrants, and the amount of the underlying common stock. As part of your response, please tell us if the percentage will be determined prior to effectiveness. We may have further comment when we review your response.

We acknowledge your comment. We have revised the registration statement to include an updated fee table that includes the amount of placement agent warrants and the amount of underlying common stock.

Risk Factors, page 9

5.	We note your response to our prior comment 16, including your disclosure that Yantai Agricultural “is a cooperative and thus has no equity interests.” Please tell us what consideration you gave to providing risk factor disclosure explaining, if true, that because this is a cooperative you are unable to control the actions of the cooperative members that control the cooperative, or describe any other risks resulting from its structure as a cooperative. If there are no risks resulting from it being a cooperative please explain to us why. In addition please tell us the difference between “Yantai Agricultural” which is referred to only on page 29 and “Zhisheng Agricultural” which is referenced throughout the prospectus.

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Susan Block, Attorney Advisor

March 16, 2015

We acknowledge the comment. The VIE agreements taken together are designed to allow our Company to manage the operations of each of the Controlled Companies and to receive all of the net income of such Controlled Companies in return therefor. To secure our interest in the Controlled Companies, the equity interest pledge agreements (along with the exclusive option agreements and the powers of attorney) are designed to allow us to convert our contractual interest into an equity interest in the event we determine that doing so is warranted. But the equity interest pledge agreement is just one part of the guarantee of the performance of the VIE agreements by the parties thereto. In the case of Yantai Agricultural where we do not have an equity pledge agreement (because it is a cooperative), if the domestic shareholders do not comply with the terms of either of the exclusive business cooperation agreement or exclusive option agreement, Tenet-Jove, our 100% owned subsidiary, can sue for breach of contract. However, a substantially similar risk exists with respect to our other VIE relationships; in short, the risk is one of a breach of contract, whether that be a breach of an equity interest pledge agreement (when it is in place), a breach of the exclusive option agreement, or a breach of the exclusive business cooperation agreement. We believe our current risk factor, “We rely on contractual arrangements with our variable interest entities in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests,” adequately expresses the risks with all our variable interest entities: mainly, if any of the affiliated VIEs or any of their shareholders fails to perform its, his or her respective obligations under the suite of agreements, we may have to incur substantial costs and resources to enforce such agreements, and rely on legal remedies available under PRC laws, which remedies may not be effective.

We have revised the Registration Statement to remove the mistaken references to Yantai Agricultural.

Related Party Transactions, page 75

6.	We note your response to our prior comment 27, and we reissue the comment. It appears that you may only be reporting transactions that have occurred as of June 30, 2014. The disclosure in this section should not be limited to the end of the periods reported in your financial statements. Please revise to disclose all reportable transactions as of the most recent practicable date or please advise.

We acknowledge your comment and have revised the Registration Statement to disclose all reportable transactions as of December 31, 2014. The new disclosure is found on page 83 and reads as follows:

As of December 31, 2014, the Company temporarily advanced a total of $567,342 to (i) Longevity Pharmaceutical Group Real Estate Co., Ltd., which is owned by our director Jiping Chen, (ii) KuerLe Tenet-Jove Business & Trading Co., Ltd., which is owned by a family member of our Chief Executive Officer and director, Yuying Zhang, (iii) Zhao Min, one of our shareholders, and (iv) Qiwei Wang, one of our shareholders. All the advances were short-term loans for the requirements of the related parties and were made interest-free.

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Susan Block, Attorney Advisor

March 16, 2015

As of June 30, 2014, the Company temporarily advanced a total of $1,361,513 to (i) Longevity Pharmaceutical Group Real Estate Co., Ltd., which is owned by our director Jiping Chen, (ii) KuerLe Tenet-Jove Business & Trading Co., Ltd., which is owned by a family member of our Chief Executive Officer and director, Yuying Zhang, (iii) Zhao Min, one of our shareholders, (iv) Qiwei Wang, one of our shareholders, and (v) Yantai Zhisheng International Shipping Agent Co., Ltd. As of date of this report, all outstanding amounts due from those related parties have been collected. All the advances were short-term loans for the requirements of the related parties and were made interest-free, and the balances were settled in cash.

As of June 30, 2013, the Company had advanced a total of $5,429,021 to (i) Longevity Pharmaceutical Group Real Estate Co., Ltd., which is owned by our director Jiping Chen, (ii) KuerLe Tenet-Jove Business & Trading Co., Ltd., which is owned by a family member of our Chief Executive Officer and Director, Yuying Zhang, and (iii) Yantai Zhisheng International Shipping Agent Co., Ltd, which is owned by Qiwei Wang, one of our shareholders. As of June 30, 2014, the Company received the full payment of $5,429,021 from these three related party companies. All the advances were short-term loans for the requirements of the related parties and were made interest-free, and the balances were settled in cash.

Description of Stock, page 78

7.	Please also add a description of the placement agent warrants here.

We acknowledge your comment and have included a description of the placement agent warrants. The new disclosure is found on page 88 and reads as follows:

We have agreed to sell to the placement agents, on the closing date of this offering, at a price of $0.001 per warrant, placement agent’s warrants exercisable at a rate of one warrant per share to purchase 4% of the number of shares of common stock issued by us in connection with the offering. Such amount may be reduced to no warrants for common stock sold to investors with whom we have a previous relationship. We will issue between 64,000 and 80,000 placement agent’s warrants in connection with this offering, depending on the number of shares of common stock sold in this offering. Each placement agent’s warrant will be exercisable to purchase one share of common stock. The placement agent’s warrants will be exercisable at 100% the offering price per share for a period of five years after issuance on the closing date of this offering.

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Susan Block, Attorney Advisor

March 16, 2015

Tax Matters Applicable to U.S Holders, page 82

8.	We note your response to our prior comment 28. Please revise to state what part of the disclosure in this section is the opinion of Kaufman & Canoles, P.C.

We acknowledge the comment and have revised the Registration Statement to state that nless otherwise noted, the disclosure in the “Tax Matters Applicable to U.S Holders” section is the opinion of Kaufman & Canoles, P.C. insofar as it relates to legal conclusions with respect to matters of U.S. tax law. The new disclosure is found on page 90 and reads as follows:

Unless otherwise noted in the following discussion, this section is the opinion of Kaufman & Canoles, P.C., our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law.

United States Federal Income Taxation, page 84

Taxation of dividends and other distributions on our common stock, page 84

9.	It appears that much of this disclosure is limited to “taxable years beginning before January 1, 2011.” We note similar language “assuming the renewal of current capital gains rates prior to their scheduled expiration at the end of 2010” on page 85. Please revise or advise.

We acknowledge the comment and have revised the Registration Statement to correct mistaken disclosure. The new disclosure is found on page 93 and reads as follows:

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the shares of common stock, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, shares of common stock are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our shares of common stock, including the effects of any change in law after the date of this prospectus.

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Susan Block, Attorney Advisor

March 16, 2015

* * *

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the shares of common stock. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the shares of common stock for more than one year, you will be eligible for reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets) or 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Index to Consolidated Financial Statements, page 93

10.	Please amend to include the report of your independent registered public accounting firm.

We acknowledge your comment and have included the report of Friedman LLP, our independent registered public accounting firm.

Consolidated Statement of Cash Flows, page F-4

11.	Please tell us your basis for classifying “Loans to Third Parties” as operating cash flows. Please tell us what consideration was given to presenting the loans as investing cash flows.

We acknowledge your comment and believe that “Loans to Third Parties” should be included as investing cash flows instead of operating cash flows because we do generate interest income on these loans. We have revised our Statements of Cash Flows accordingly to reflect such change.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-10

12.	We note your response to our prior comment 30. You state that it was not practicable to estimate the fair value of your investment in unconsolidated entities due to their lack of marketability. Please tell us how you determined that these investments were not impaired and their value is recoverable.

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Susan Block, Attorney Advisor

March 16, 2015

We acknowledge your comment. We account for our investments in unconsolidated entities in which we hold a significant, but less than controlling ownership interest, under the equity method of accounting. These investments are initially recorded at cost and thereafter adjusted for additional investments, distributions and the proportionate share of earnings or losses of the investee. The fair values of investments in unconsolidated entities are estimated based on valuation techniques using the best information available, including market comparables (Level 2 inputs) and discounted cash flow projections using investment income (Level 3 inputs). We evaluate our equity method investments for impairment when events or changes in circumstances indicate that an other-than-temporary decline in value may have occurred. An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The fair values of such investments exceed their carrying amounts.

Note 6. Investment in Unconsolidated Entities, page F-14

13.	We note that your investment with Shaanxi XunyangHongye Real Estate Co., Ltd., to establish a Chinese herbal medicine exchange market (the “Exchange”) in Ankang City, China entitles you to profit sharing of 60% of the after-tax net income annually. Please tell us your basis for not consolidating this entity.

We acknowledge your comment. The investment we made in Shaanxi Xunyang Hongye Real Estate Co., Ltd. will actually entitle us to 60% ownership of the real estate properties that are being constructed, rather than 60% of the equity interest of this real estate company. We invested in the real estate project where the proposed Chinese herbal medicine exchange market will be located. Once the building is completed and passes all required inspections, we will be entitled to register 60% of the properties under our subsidiary Ankang Longevity Group’s name. This investment is intended for the assets purchased instead of an acquisition of a business. Xunyang Hongye is an experienced real estate developer which is contributing its expertise and license to develop this project . We do not have control over how this project is being constructed or operated. Because the construction has not been completed and no assets have been transferred to us yet, we believe that it is appropriate to record this transaction as an investment in a real estate project. Once we acquire the assets under our subsidiary’s name, we will reclassify the Investment account to the appropriate Fixed assets account.

We realize that our previous disclosure on this matter is inaccurate. We have revised Note 6 to reflect the correct disclosure. The new disclosure reads as follows:

On January 28, 2014, the Company, through one of its VIEs, Ankang Longevity Group, entered into an agreement (“Agreement”) with an unrelated third party, Shaanxi Xunyang Hongye Real Estate Co., Ltd. (“Xunyang Hongye”), to jointly invest a total of RMB 60.0 million (approximately $9.7 million) to build a site for planned Chinese herbal medicine exchange market (the “Exchange”) in Ankang City, China. The Exchange intends to provide services to Chinese herbal medicine traders and wholesalers by incorporating physical trading spaces, an online trading platform and logistic services into one-stop shop. The Agreement calls for Ankang Longevity Group to contribute RMB 40.0 million (approximately $6.5 million), which, in return, will entitle Ankong Longevity Group to 60% ownership of the real estate properties that are being constructed. Xunyang Hongye is an experienced real estate developer which is contributing its expertise and license to develop this project. We do not have control over how this project is being constructed and operated. As of December 31, 2014, Ankang Longevity Group has paid the required investment in full and the construction of the building has not been completed.

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Susan Block, Attorney Advisor

March 16, 2015

Exhibit Index

14.	We note your response to our prior comment 33 and reissue to clarify our comment. Please file as an exhibit any form of subscription agreement for the purchase of the common stock being offered or advise.

We acknowledge your comment. We will file by amendment the form of subscription agreement for the purchase of the common stock being offered.

15.	Please file a copy of the executed escrow agreement prior to effectiveness.

We acknowledge your comment. We will file a copy of the executed escrow agreement prior to effectiveness.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Second Amendment to the Registration Statement on Form S-1.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Yuying Zhang

Yuying Zhang

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